Exhibit 77(c)

A Special Meeting of Shareholders of Pilgrim Mutual Funds (the "Fund") was held on April 19, 2001, for the purpose of:

(1) approving a new sub-advisory agreement between the Registrant, on behalf of Pilgrim International SmallCap Growth Fund, and Nicholas-Applegate Capital Management (Shares Voted For: 16,679,209, Shares Against: 100,683).